SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

 Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION

Full name of registrant: MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

500 West Wilson Bridge Road, Suite 140

City, State and Zip Code:

Worthington, Ohio 43085

Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q primarily the result of the completion of the acquisition of Midwest Energy Emissions Corp. which occurred in the second quarter of 2011. The Registrant’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Name: Richard H. Gross
                   Area Code and Telephone Number: (701) 757-1066

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s). ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MIDWEST ENERGY EMISSIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2011	By:	/s/ Richard H. Gross
Name: Richard H. Gross
Title: Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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MIDWEST ENERGY EMISSIONS CORP.

RIDER TO FORM 12b-25

PART IV – OTHER INFORMATION

(3)           The Registrant anticipates that its revenues for the nine months ended September 30, 2011 will be approximately $267,000 compared to revenues of $7,000 for the nine months ended September 30, 2010.  We generated our revenue for the three and nine months ended September 30, 2011 by delivering product to our first customer for use in the system commissioning process in preparation for the system launch in 2012.  We generated all of our revenue for the nine months ended September 30, 2010 in connection with a 2009 sub-award project from the University of North Dakota Energy and Environmental Research Center for “Full Scale Testing of Sorbent Injection Technology on Mercury Control.”  During the nine months ended September 30, 2011, we anticipate our net loss will be approximately $1.7 million primarily due to a substantial increase in operating expenses compared to a net loss of $173,000 for the nine months ended September 30, 2010.  The increase in loss is primarily attributed to our recent efforts to commercializing our control technologies relating to the capture and control of mercury emissions from coal fired broilers in the United States and Canada and the associated increase in our operations and hiring of employees.

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